July 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jason L. Drory

Ms. Suzanne Hayes

Mr. Eric Atallah

Ms. Lynn Dicker

Re:	Pandion Therapeutics Holdco LLC

Registration Statement on Form S-1

Registration No. 333-239500

Acceleration Request

Requested Date: July 16, 2020

Requested Time: 4:30 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and SVB Leerink LLC, as representatives of the several underwriters, hereby join Pandion Therapeutics Holdco LLC in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-239500) (the “Registration Statement”) to become effective on July 16, 2020, at 4:30 PM, Eastern Daylight Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC

By:	/s/ Mairin Rooney
Name:	Mairin Rooney
Title:	Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Rahul Sood
Name:	Rahul Sood
Title:	Executive Director

SVB Leerink LLC

By:	/s/ Irena Melnikova
Name:	Irena Melnikova
Title:	Managing Director

cc:	Rahul Kakkar, Pandion Therapeutics Holdco LLC

Robert Puopolo, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Lia Der Marderosian, Wilmer Cutler Pickering Hale and Dorr LLP

Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

[Signature Page to Acceleration Request]